EXHIBIT 99.2

Seabridge Gold Inc.

Report To Shareholders
Quarter Ended September 30, 2007

3rd Quarter Highlights

•      15,000 meter core drill program completed at Kerr-Sulphurets to upgrade and expand the Mitchell deposit
•      Results of the first 17 Mitchell holes confirm north, south and depth extensions
•      New 43-101 resource estimate for Noche Buena project underway
•      Updated Preliminary Assessment for Courageous Lake project nearing completion

Projects

In June, Seabridge commenced a 15,000 meter core drill program at the Mitchell zone, one of at least three gold-copper porphyry deposits located on Seabridge’s 100% owned Kerr-Sulphurets project near Stewart, British Columbia, Canada. The 2007 program was designed to upgrade and expand the existing 13.1 million ounce inferred gold resource (564 million tonnes grading 0.72 grams per tonne gold and 0.18% copper).

The 2007 program is now complete with 37 core holes drilled totaling 15,294 meters. Of the 37 holes drilled: (i) 14 holes (totaling 6,607 meters) were drilled as in-fill holes within the limits of the known deposit; (ii) 16 holes (totaling 5,135 meters) were drilled to test for extensions to the south; and (iii) six holes (totaling 3,196 meters) were drilled to test for extensions to the north. In addition, all six of the holes drilled to test the northern extension and all 14 of the infill holes were extended beneath the limits of the previous resource estimate to test for depth extensions of the deposit. Finally, one hole was drilled to test for a southwest offset of the deposit.

Results from the first 17 holes drilled have been received and point to significant extensions of the deposit to the north, south and at depth. Results from these holes are tabled as follows:

Drill Hole	Target	Depth (m)	From (m)	To (m)	Intercept (m)	Gold (gpt)	Copper (%)
M-07-24	Depth	597.3	356.8	597.3	240.5	0.83	0.25
M-07-25	Depth and Northern	478.6	9.0	478.6	469.6	0.83	0.26
M-07-26	Infill	472.7	0.0	472.7	472.7	0.79	0.19
M-07-27	Southern	356.0	180.4	223.0	42.6	0.73	0.18
M-07-28	Southern	398.4	5.2 incl. 5.2	398.4 213.1	393.2 207.9	0.59 0.86	0.14 0.18
M-07-29	Southern	336.5	6.7	336.5	329.8	0.75	0.19
M-07-30	Southern	194.5	Did not reach target
M-07-31	Southern	233.2	58.0	233.2	175.2	0.68	0.20
M-07-32	Southern	364.5	7.6 234.7	234.7 364.5	227.1 129.8	0.23 0.12	0.11 0.01
M-07-33	Southern	572.4	12.0 244.0 incl. 244.0 incl. 542.0	82.0 572.4 288.0 572.4	70.0 328.4 44.0 30.4	0.16 0.54 1.36 0.68	0.16 0.03 0.07 0.00
M-07-34	Southern	486.4	1.5 incl. 1.5	486.4 155.0	484.9 153.5	0.49 0.71	0.14 0.20
M-07-35	Depth	682.1	6.3 incl. 582.0	682.1 682.1	675.8 100.1	0.92 1.20	0.24 0.35
M-07-36	Southern	77.1	4.9	77.1	72.2	0.42	0.12
M-07-37	Infill	428.2	0.9 incl. 0.9	428.2 337.0	427.3 336.1	0.67 0.78	0.10 0.12
M-07-38	Southern	300.2	13.5	300.2	286.7	0.34	0.12
M-07-39	Southern	285.9	7.0	285.9	278.9	0.50	0.16
M-07-40	Southern	251.4	1.9	251.4	249.5	0.29	0.09

Seabridge expects to announce results from the remaining 20 holes in two batches: one in late November and the final results in early 2008. Resource Modeling Inc. (“RMI”) has been commissioned by Seabridge to update the existing resource estimate for Mitchell (pursuant to National Instrument 43-101) following receipt of all assay results. The updated resource estimate is expected to be released in February 2008.

All assay results have now been received from the 8,000 meter, 33 hole reverse circulation 2007 drill program at its 100% owned Noche Buena project in Sonora, Mexico. The results have confirmed a previously unknown depth extension and new, mineralized structural offsets to the northeast and southwest of the deposit with grades and thicknesses similar to those of the existing resource. An updated National Instrument 43-101 resource estimate is now in process with the expectation that the 33 holes drilled during 2007 will add to the project’s gold inventory.

The update to the 2005 Preliminary Assessment at the Company’s 100% owned Courageous Lake project in the Northwest Territories, originally scheduled for completion in 2007, is nearing completion. The update to the study is now expected in January 2008.

The Gold Market

Re-reading the gold market report from our June 30, 2007 report, even we are surprised by the prescience of our comments.

As discussed last quarter, we have been in a gigantic credit bubble which has inflated bubbles in equities, bonds and real estate. Speculation drove these markets higher, fueled by inflation in the credit supply which was in turn driven by a staggering growth in structured financial products. These products have no real market but, in a momentous feat of financial engineering, they were accorded high standing by credit reporting agencies and granted default insurance by undercapitalized insurers and special purpose entities.

Now, the credit bubble is unwinding thanks to an unfolding collapse in the U.S. real estate market. Leverage is being reduced. Margin calls are being issued. Credit ratings are being slashed. Structured financial products are being forced into illiquid markets. Fictional valuations based on mark-to-model and the even more spurious Level 3 accounting rule are becoming massive write-downs by some of the world’s largest financial institutions. There is more to come. And as predicted, central banks have responded with credit infusions which undermine the value of their fiat currencies. Gold has responded exactly as we had expected, rising against all of the world’s major currencies.

What is next? In our view, the credit-crunch-imposed deleveraging will continue as will attempts by central banks to grow money and credit supplies to offset it. The next step will be an awakening of inflation expectations and greater concern for the stability of all fiat currencies. The U.S. bond market, which has so far shrugged off obvious commodity price inflation in favor of the ridiculously low core inflation rates posted by the federal government, will begin to falter. Further credit contraction and economic recession are likely to follow. In our view, gold will then definitively outperform other asset classes including commodities such as oil.

To date, the costs of building and operating gold mines have outpaced the gold price. This relative underperformance by gold may now be coming to an end and gold projects capable of sustaining mines such as those owned by Seabridge could grow substantially in value in the months ahead.

Financial Results

During the three month period ended September 30, 2007, Seabridge posted a net loss of $1,473,000 ($0.04 per share) compared to a loss of $1,878,000 ($0.06 per share) for the same period last year. At September 30, 2007, net working capital was $27,557,000 compared to $6,420,000 at December 31, 2006.

On Behalf of the Board of Directors,

/s/Rudi P. Fronk
Rudi P. Fronk
President and Chief Executive Officer
Toronto, Canada
November 9, 2007

Seabridge Gold Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS AND NINE MONTHS ENDED

SEPTEMBER 30, 2007

____________________________________________________________________________________
106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
Telephone: (416) 367-9292     Facsimile: (416) 367-2711   info@seabridgegold.net
www.seabridgegold.net

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis
Three Months and Nine Months Ended September 30, 2007

This Management’s Discussion and Analysis is dated November 7, 2007 and reflects the three-month and nine-month periods ended September 30, 2007 and should be read in conjunction with the consolidated financial statements for the same periods and the Management’s Discussion and Analysis included with the Audited Consolidated Financial Statements for the Year Ended December 31, 2006. The Company also published an Annual Information Form and a Form 20-F report filed with the U.S. Securities and Exchange Commission which were both dated March 28, 2007.  These documents along with others published by the Company are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and from the office of the Company.

Company Overview
Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company is designed to provide its shareholders with exceptional leverage to a rising gold price.  During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Subsequently, the Company also acquired a 100% interest in the Noche Buena project.  As the price of gold has moved higher over the past several years, Seabridge commenced exploration activities and engineering studies at several of its projects.  Seabridge’s principal projects include the Courageous Lake property located in the Northwest Territories, the Kerr-Sulphurets property located in British Columbia and the Noche Buena property located in Mexico.  Seabridge’s common shares trade in Canada on the TSX Venture Exchange under the symbol “SEA” and in the United States on the American Stock Exchange under the symbol “SA”. In May and June 2007, outstanding share purchase warrants were exercised resulting in a $27 million inflow of cash to the Company.

Results of Operations
For the three month period ended September 30, 2007, the net loss was $1,473,000 or $0.04 per share compared to a loss of $1,878,000 or $0.06 per share in the same period of 2006.   In the 2007 period the loss was reduced by the recognition of income tax recoveries of $160,000.  The Company’s interest income from cash investments was $317,000 up from $101,000 in the same period of 2006 due to the increased cash balances available to invest. Corporate and general expenses were generally higher in the 2007 period due to activity levels except that stock option compensation expenses were lower in the 2007 period by $442,000.

For the nine month period ended September 30, 2007, the net loss was $4,206,000 or $0.12 per share compared to $1,702,000 or $0.05 per share in the same period of 2006.   For 2006, the loss reported was reduced by the recognition of income tax recoveries of $1,906,000 compared to only $480,000 in the 2007 period.  The Company’s interest income from cash investments was $533,000 up from $282,000 in the same period of 2006 due to the increased cash balances available to invest. Corporate and general expenses were higher in the 2007 period due to activity levels, bonus payments and stock option compensation expenses valued at $2,369,000 resulting mainly from options granted in 2006 which partially vested in 2007.

Quarterly Information
Selected financial information for the first three quarters of 2007 and each of the quarters for fiscal years 2006 and 2005:

	3rd Quarter Ended September 30, 2007		2nd Quarter Ended June 30, 2007		1st Quarter Ended March 31, 2007
Revenue	$	Nil	$	Nil	$	Nil
Loss for period		$(1,473,000)		$(1,947,000)		$(786,000)
Loss per share		$(0.04)		$(0.05)		$(0.02)

	4th Quarter Ended December 31, 2006		3rd Quarter Ended September 30, 2006		2nd Quarter Ended June 30, 2006		1st Quarter Ended March 31, 2006
Revenue	$	Nil	$	Nil	$	Nil	$	Nil
Income (loss) for period		$(1,598,000)		$(1,878,000)		$(1,134,000)		$1,310,000
Income (loss) per share		$(0.05)		$(0.06)		$(0.03)		$0.04

	4th Quarter Ended December 31, 2005		3rd Quarter Ended September 30, 2005		2nd Quarter Ended June 30, 2005		1st Quarter Ended March 31, 2005
Revenue	$	Nil	$	Nil	$	Nil	$	Nil
Income (loss) for period		$(807,000)		$(389,000)		$(384,000)		$423,000
Income (loss) per share		$(0.03)		$(0.01)		$(0.01)		$0.01

The quarters with higher losses are generally due to the stock option compensation expense for the vesting of two-tiered stock options.  The loss in the fourth quarter of 2006 was higher due also to the write-down of an investment amounting to $749,000.

In each of the first quarters in the prior two years income has been recorded as a result of the recognition of income tax recoveries relating to the renouncing of Canadian Exploration Expenses to the investors of flow-through financings.

Mineral Interest Activities
For the nine-month period ended September 30, 2007, the Company incurred expenditures of $6,376,000 on mineral interests compared to $16,054,000 in the same period of 2006.  The 2006 expenditures include the $4.9 million acquisition cost of the Noche Buena project.  During 2007, the Company acquired some additional mineral claims and project data at the Kerr-Sulphurets property costing $245,000 and completed a significant portion of the 15,000 meter drilling program at the Mitchell zone.  At the Noche Buena project an 8,000 meter drilling program was completed.  Also during the period, an independent mineral resource estimate was completed for the Mitchell zone at Kerr-Sulphurets and other engineering and metallurgical studies were undertaken at Kerr-Sulphurets and at the Courageous Lake project.

During the balance of 2007, the Company will complete a major drilling program and update the mineral resource estimate at Kerr-Sulphurets and is planning to update the 2005 Preliminary Estimate at Courageous Lake which will include a new mine plan and updated economic projections.  Also in 2007, drilling is planned for projects in Nevada.

Liquidity and Capital Resources
Working capital at September 30, 2007 was $27,524,000 compared to $6,420,000 at December 31, 2006.  The most significant part of the increase in working capital was the exercise of the two million share purchase warrants by Falconbridge Limited for proceeds of $27 million.  In addition, 1,080,500 stock options were exercised for proceeds of $3 million.  With the additional funds, the Company’s cash position is more than sufficient to provide for operating and exploration activities for the next few years and consequently it is looking at ways to utilize the funds to expand gold resources per common share.  The Company has stated in its business plan that it will not place properties into commercial production so funds are not required for capital costs.

Shares Issued and Outstanding
At November 7, 2007, the issued and outstanding common shares of the Company totalled 37,286,185.  In addition, there were 1,310,000 stock options granted and outstanding (of which 1,020,000 are presently exercisable).  On a fully diluted basis, there would be 38,596,185 common shares issued and outstanding.

Related Party Transactions
During the nine-month period ended September 30, 2007, a private company controlled by a director of the Company was paid $25,800 for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $252,000 for corporate consulting services rendered; and a third director was paid $13,400 for geological consulting services.

Changes in Accounting Policies
On January 1, 2007, the Company adopted the following Canadian Institute of Chartered Accountants accounting standards which were effective for the fiscal years beginning on or after October 1, 2006: Accounting Standards Section 1530 “Comprehensive Income”; Accounting Standards Section 3855 “Financial Instruments – Recognition and Measurement”; Accounting Standards Section 3861 “Financial Instruments – Presentation and Disclosure”; and, Accounting Standards Section 3865 – Hedges”.  These sections require certain financial instruments and hedge positions to be recorded at fair value.  The standards also introduce the concept of comprehensive income and accumulated comprehensive income.  Adoption of these standards is on a prospective basis.

Under the new standard, financial instruments designated as “held-for-trading” and “available-for-sale” will be carried at their fair value while financial instruments such as “loans and receivables”, “financial liabilities” and those classified as “held-to-maturity” will be carried at their amortized cost.  All derivatives will be carried on the consolidated balance sheets at their fair value, including derivatives designated as hedges.  Unrealized gains and losses on effective cash flow hedges will be carried in “Accumulated Comprehensive Income”, a component of “Shareholders’ Equity” on the consolidated balance sheets, while any gains or losses on ineffective hedges will be recognized in earnings.

November 7, 2007

SEABRIDGE GOLD INC.
Consolidated Balance Sheets
September 30, 2007 and December 31, 2006
(unaudited, 000's of Canadian dollars)
		September 30,	December 31,
Assets		2007	2006
Current Assets
Cash and cash equivalents		$26,769	$5,579
Cash held for exploration expenditures		-	207
Amounts receivable and prepaid expenses		1,239	904
Marketable securities (Note 2)		225	165
		28,233	6,855

Mineral Interests (Note 3)		59,638	53,262
Reclamation Deposits		1,270	1,070
Property and Equipment		203	57

		$89,344	$61,244

Liabilities
Current Liabilities
Accounts payable and accruals		$676	$435

Provision for Reclamation Liabilities		1,630	1,530
Future Income Tax Liabilities (Note 4)		727	-
		3,033	1,965
Shareholders' Equity
Share Capital (Note 4)		107,978	66,774
Stock Options (Note 4)		4,285	2,858
Share Purchase Warrants		-	11,436
Contributed Surplus		20	20
Deficit		(26,015)	(21,809)
Accumulated Other Comprehensive Income (Note 2)		43	-
		86,311	59,279

Subsequent Event - Note 7		$89,344	$61,244

On Behalf of the Board of Directors

"Rudi Fronk"	"James Anthony"
Rudi P. Fronk	James S. Anthony
Director	Director

SEABRIDGE GOLD INC.
Consolidated Statements of Operations and Deficit
For the Periods Ended September 30, 2007 and 2006
(unaudited, 000's of Canadian dollars, except income per share)

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
	2007	2006	2007	2006
Administrative and General Expenses
Corporate and general	$1,774	$1,979	$4,926	$3,667
Interest income	(317)	(101)	(533)	(282)
Foreign exchange losses	176	-	293	223
Loss Before Income Taxes	(1,633)	(1,878)	(4,686)	(3,608)
Income tax recoveries (Note 4)	160	-	480	1,906
Loss for the Period	(1,473)	(1,878)	(4,206)	(1,702)
Deficit, Beginning of Period	(24,542)	(18,333)	(21,809)	(18,509)
Deficit, End of Period	$(26,015)	$(20,211)	$(26,015)	$(20,211)

Loss per Share - basic and diluted	$(0.04)	$(0.06)	$(0.12)	$(0.05)
Weighted Average Number of Shares Outstanding	37,104,018	33,973,017	35,556,796	33,253,351

Consolidated Statements of Comprehensive Loss
For the Periods Ended September 30, 2007 and 2006
(unaudited, 000's of Canadian dollars)
	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
	2007	2006	2007	2006

Loss for the Period	$(1,473)	$(1,878)	$(4,206)	$(1,702)
Other Comprehensive Income (Loss) (Note 2)
Unrealized gains (losses) on marketable securities	(19)	-	43	-
Comprehensive Loss	$(1,492)	$(1,878)	$(4,163)	$(1,702)

Consolidated Statements of Accumulated Other Comprehensive Income
For the Periods Ended September 30, 2007 and 2006
(unaudited, 000's of Canadian dollars)
	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
	2007	2006	2007	2006
Balance, Beginning of Period	$62	$-	$-	$-
Other comprehensive income (loss) (Note 2)	(19)	-	43	-
Balance, End of Period	$43	$-	$43	$-

SEABRIDGE GOLD INC.
Consolidated Statements of Cash Flows
For the Periods Ended September 30, 2007 and 2006
(unaudited, 000's of Canadian dollars)
	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
	2007	2006	2007	2006
Cash Provided from (Used for) Operations
Loss for the Period	$(1,473)	$(1,878)	$(4,206)	$(1,702)
Items not involving cash
Stock option compensation	1,024	1,464	2,369	1,830
Accretion	33	31	100	92
Amortization	11	1	17	2
Foreign exchange	53	-	120	-
Income tax recoveries	(160)	-	(480)	(1,906)
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	(288)	70	(376)	(24)
Accounts payable and accruals	(96)	(79)	(69)	(103)
	(896)	(391)	(2,525)	(1,811)
Investing Activities
Mineral interests	(4,025)	(1,447)	(6,133)	(12,863)
Property and equipment	(43)	-	(175)	(31)
Reclamation deposits	-	-	(200)	-
Marketable securities	(17)	-	(17)	(18)
Short-term deposits	-	1,000	-	5,872
	(4,085)	(447)	(6,525)	(7,040)
Financing Activities
Issue of share capital (Note 4)	1,122	(39)	30,033	12,516
Net Cash Provided (Used)	(3,859)	(877)	20,983	3,665
Cash and Cash Equivalents, Beginning of Period	30,628	8,863	5,786	4,321
Cash and Cash Equivalents, End of Period	$26,769	$7,986	$26,769	$7,986

Cash and Cash Equivalents, End of Period
Cash and cash equivalents	$26,769	$6,816	$26,769	$6,816
Cash for exploration expenditures	-	1,170	-	1,170
	$26,769	$7,986	$26,769	$7,986

SEABRIDGE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007
(unaudited, in Canadian dollars, except where noted)

1.	Basis of Presentation
These interim consolidated financial statements of the Company do not include all the disclosures as required under Canadian generally accepted accounting principles for annual financial statements, however, the interim consolidated financial statements, except as described in Note 2, follow the same accounting policies and methods of application as the most recent annual financial statements.  The interim consolidated financial statements should be read in conjunction with Seabridge’s audited consolidated financial statements for the year ended December 31, 2006.

2.     Changes in Accounting Policies
On January 1, 2007, the Company adopted the following Canadian Institute of Chartered Accountants accounting standards which were effective for the fiscal years beginning on or after October 1, 2006: Accounting Standards Section 1530 “Comprehensive Income”; Accounting Standards Section 3855 “Financial Instruments – Recognition and Measurement”; Accounting Standards Section 3861 “Financial Instruments – Presentation and Disclosure”; and, Accounting Standards Section 3865 – Hedges”.  These sections require certain financial instruments and hedge positions to be recorded at fair value.  The standards also introduce the concept of comprehensive income and accumulated other comprehensive income.  Adoption of these standards is on a prospective basis.

Under the new standard, financial instruments designated as “held-for-trading” and “available-for-sale” will be carried at their fair value while financial instruments such as “loans and receivables”, “financial liabilities” and those classified as “held-to-maturity” will be carried at their amortized cost.  All derivatives will be carried on the consolidated balance sheets at their fair value, including derivatives designated as hedges.  Unrealized gains and losses on effective cash flow hedges will be carried in “Accumulated Other Comprehensive Income”, a component of “Shareholders’ Equity” on the consolidated balance sheets, while any gains or losses on ineffective hedges will be recognized in earnings.

3.     Mineral Interests
Expenditures on projects during the nine-month periods ended September 30, 2007 and 2006 were as follows (000’s):

	Balance, Dec. 31, 2006	Expenditures Quarter 1, 2007	Expenditures Quarter 2, 2007	Expenditures Quarter 3, 2007	Balance, Sept. 30, 2007
Courageous Lake	$20,375	$69	$309	$182	$20,935
Castle Black Rock	430	-	17	26	473
Grassy Mountain	3,248	49	27	36	3,360
Hog Ranch	1,145	-	32	18	1,195
Kerr-Sulphurets	18,779	409	296	3,292	22,776
Quartz Mountain	442	-	9	-	451
Red Mountain	941	17	12	55	1,025
Pacific Intermountain Gold	2,488	1	252	36	2,777
Other Nevada projects	275	-	16	52	343
Noche Buena, Mexico	5,139	68	637	459	6,303
	$53,262	$613	$1,607	$4,156	$59,638

	Balance, Dec. 31, 2005	Expenditures Quarter 1, 2006	Expenditures Quarter 2, 2006	Expenditures Quarter 3, 2006	Balance, Sept. 30, 2006
Courageous Lake	$15,772	$2,219	$1,095	$916	$20,002
Castle Black Rock	384	-	-	46	430
Grassy Mountain	3,106	71	27	39	3,243
Hog Ranch	1,074	13	34	6	1,127
Kerr-Sulphurets	527	-	23	6,170	6,720
Quartz Mountain	443	-	-	-	443
Red Mountain	773	12	20	75	880
Pacific Intermountain Gold	2,075	21	241	(6)	2,331
Other Nevada projects	213	-	17	-	230
Noche Buena, Mexico	29	49	4,890	76	5,044
	$24,396	$2,385	$6,347	$7,322	$40,450

4.     Share Capital
(a)  Common shares were issued during the nine-month period ended September 30, 2007 as follows:

	Shares	Amount (,000)
Balance, December 31, 2006	34,090,685	$66,774
For cash, exercise of stock options	1,080,500	3,034
For cash, exercise of share purchase warrants	2,000,000	27,000
Value of warrants and options exercised	-	12,377
Renunciation of flow-through share value (note)	-	(1,207)
Balance, September 30, 2007	37,171,185	$107,978

In January 2007, the Company renounced $3,656,250 (2006 - $5,278,750) in Canadian Exploration Expenses to investors of flow-through shares in 2006 and 2005, respectively.  The tax value of these renunciations has been recorded as a future tax liability and charged against share capital.  In the 2007 and 2006 periods, the Company had a valuation allowance which reduced the future income tax assets and therefore a portion of the valuation allowance was reduced and income tax recoveries recognized in the statement of operations in the amount of $480,000 for 2007 and $1,906,000 for 2006.

 (b)  Stock Options
During the nine-month period ended September 30, 2007, 170,000 five-year options were granted to employees and 30,000 one-year options were granted to a consultant at a weighted average exercise price of $25.29 each.  The five-year options vest in one year and the one-year options vested immediately.

The fair value of the latter 200,000 options which were granted in 2007 has been estimated using a Black Scholes option-pricing model using the following weighted average assumptions and resulted in a total expense of $1,946,000 of which $486,000 has been expensed and the balance will be expensed over the vesting periods:

Dividend yield	Nil
Expected volatility	55%
Risk free rate of return	4.3%
Expected life of options	2.7 years

A summary of the status of the plan at September 30, 2007 and changes during the period are presented below:

	Shares	Amount
Outstanding, December 31, 2006	2,185,500	$2,858,000
Granted	200,000	486,000
Exercised	(1,080,500)	(941,000)
Value of 2006 options vested	-	1,882,000
Outstanding, September 30, 2007	1,305,000	$4,285,000

During the nine-month period ended September 30, 2007, the $18 vesting provisions for 291,667 options  and the $21 vesting provisions  for the remaining 291,666 options of the two-tiered 2006 option grants were met.

Also, during the nine-month period ended September 30, 2007, 120,000 five-year, two-tiered stock options were granted to two officers at a weighted average exercise price of $29.60 each.  These option grants require a $34.00 share price for 10 successive days for the first third to vest, a $37.00 share price for the second third and a $40.00 share price for the final third. Once the share price has met the first test, the Company’s share price performance must have exceeded the Toronto Stock Exchange Canadian Gold Index by more than 20% over the preceding six months or these options will be cancelled.  These option grants are also subject to the approval of shareholders at the next meeting of shareholders and consequently no expense has been recorded during the nine-month period ended September, 2007.

5.     Related Party Transactions
During the nine-month period ended September 30, 2007, a private company controlled by a director of the Company was paid $25,800(Quarter 3 - $8,000) (2006 - $25,500 and $8,500) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $252,000 (Quarter 3 - $36,000) (2006 - $108,000 and $36,000) for corporate consulting services rendered and a third director was paid $13,400 (Quarter 3 - $4,300) (2006 - $13,500 and $4,500) for geological consulting services.

6.     Commitments
     The Company is committed to payments for an operating lease for business premises as follows

2007	$26,000
2008	$101,000
2009	$101,000
2010	$101,000
2011	$34,000

7.     Subsequent Event
         Subsequent to the end of the period, 115,000 stock options were exercised for proceeds of $1,262,550.